Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
(Dollars in millions)	2016	2015
Fixed Charges:
Interest expense [1]	$489	$484
Interest capitalized	16	14
One-third of rents [2]	64	65
Total fixed charges	$569	$563
Earnings:
Income from continuing operations before income taxes	$3,834	$4,163
Fixed charges per above	569	563
Less: capitalized interest	(16)	(14)
	553	549
Amortization of interest capitalized	4	6
Total earnings	$4,391	$4,718
Ratio of earnings to fixed charges	7.72	8.38

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $20 million for each of the six months ended June 30, 2016 and 2015. The ratio of earnings to fixed charges would have been 8.00 and 8.69 for the six months ended June 30, 2016 and 2015, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.